UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-138338

NPC INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

7300 West 129th Street Overland Park, Kansas 66213 (913) 327-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 1/2% Senior Subordinated Notes due 2014*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

* Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Registrant to file reports under Section 13(a) of the Exchange Act was automatically suspended commencing with the Registrant’s fiscal year beginning December 27, 2006 because the $175 million of 9.5% Senior Subordinated Notes due 2014 have been held of record by less than 300 persons since that date. The Registrant has nevertheless continued to file reports with the Commission on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, NPC International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 3, 2012	By:	/s/ Troy D. Cook
		Name:	Troy D. Cook
		Title:	Executive Vice President-Finance, Chief Financial Officer and Secretary